UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

DISCOVER FINANCIAL SERVICES

2500 Lake Cook Road

Riverwoods, Illinois 60015

Discover Financial Services 401(k) Plan

December 31, 2010

Page

Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	3

Financial Statements

Statements of Net Assets Available For Benefits as of December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to the Financial Statements	6

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2010	19

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	20

Exhibit Index	21

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Discover Financial Services 401(k) Plan

Riverwoods, IL

We have audited the accompanying statements of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 29, 2011

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2010 and 2009

	December 31,
	2010	2009
ASSETS
Participant-directed investments, at fair value	$465,417,314	$372,034,246
Unallocated participant contributions	9,074	960,669

Receivables:
Employer contribution	8,296,751	8,103,244
Receivables for securities sold	64,329	—
Accrued investment income	235,970	160,402
Notes receivable from participants	15,332,365	12,359,966
Other receivable	—	8,478

Total receivables	23,929,415	20,632,090

Total assets	489,355,803	393,627,005

LIABILITIES
Payables for securities purchased	117,292	—
Other accrued liabilities	3,077	2,075

Total liabilities	120,369	2,075

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	489,235,434	393,624,930

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	719,726	1,864,389

NET ASSETS AVAILABLE FOR BENEFITS	$489,955,160	$395,489,319

See notes to the financial statements.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS:
Contributions:
Participant contributions	$30,397,622	$31,691,376
Rollover contributions	703,980	444,271
Employer contributions	31,463,330	35,245,908

Total contributions	62,564,932	67,381,555

Investment income:
Net appreciation in fair value of investments	59,033,261	85,891,628
Dividends	3,002,628	2,911,490
Interest	737,012	796,908

Net investment income	62,772,901	89,600,026

DEDUCTIONS:
Benefits paid to participants	(30,871,979)	(35,027,442)
Administrative expenses	(13)	(1,501)

Total deductions	(30,871,992)	(35,028,943)

INCREASE IN NET ASSETS	94,465,841	121,952,638

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	395,489,319	273,505,112
Transfer from predecessor plans	—	31,569

End of year	$489,955,160	$395,489,319

See notes to the financial statements.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2010 and 2009

1. DESCRIPTION OF THE PLAN

The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General: The Plan was adopted by Discover Financial Services (the “Company”) effective July 1, 2007. The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan’s assets may be invested in qualifying employer securities. The portion of the Plan’s assets so invested is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).

All of the Plan’s investments are held in a trust account at BNY Mellon (fka Mellon Bank, N.A.) (the “Trustee”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Employee Benefits Committee.

Eligibility: Full-time and part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Other employees of the Company including those regularly scheduled to work less than 20 hours per week and temporary employees are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21. Effective January 1, 2009, the Plan was amended to provide for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of participation.

Participant Contributions: Each year, participants may contribute up to 30% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations. A participant who is not a Highly Compensated Employee may contribute up to 10% of after-tax annual compensation as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

Employer Contributions: The Company contributes a fixed 3% of eligible pay and matches 100% on the first 2% of eligible pay (as defined in the Plan) employees contribute on a pre-tax basis, plus 50% on the next 4% of eligible pay employees contribute on a pre-tax basis, subject to certain limitations. Additional transitional credit contributions of 1.5% or 3.0% of eligible pay will be made by the Company to participants who have reached specified age, service and points requirements for up to five years if such participants remain employed with the Company.

Company contributions are made on a quarterly basis based on eligible pay and any employee pre-tax contributions.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance or earnings, other than participant directed transactions that may have individual fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability: A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after two years of service, as defined in the Plan.

Forfeitures: Any nonvested matching contributions or Company fixed contributions credited to a participant’s account shall be forfeited as of the end of the month in which the participant terminates employment. These forfeitures are used to offset future employer contributions of the Plan or pay Plan expenses. During the years ended December 31, 2010 and 2009, employer contributions were reduced by $1,725,689 and $625,248, respectively, from forfeited nonvested accounts. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $1,194,283 and $705,309, respectively. These accounts will be used to reduce future employer contributions.

Investments: The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan’s investment options, other than the Company Stock Fund, which is maintained pursuant to the terms of the Plan. In addition to the Company Stock Fund, the investment options of the Plan include Common and Collective Trusts and Mutual Funds. Plan participants direct the investment of their account balances into the various investment options offered by the Plan. Company matching contributions for the 2010 and 2009 Plan years were made in cash and invested in accordance with the participant’s investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company, in the Company’s discretion.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

Loans to Participants: Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and have varying maturities through 2025 with rates between 4.25% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan’s loan guidelines. With the exception of loans transferred from the predecessor plans, a participant may only have one outstanding loan in his or her Plan account at any time. Interest income is recognized over the life of the loan.

Payment of Benefits: Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.

Non-hardship Withdrawals. While a participant is employed by the Company, they may withdraw any or all vested portions of their Plan account upon attaining age 59 1/2. Participants may also withdraw their after-tax contributions. Withdrawals are limited to two per calendar year.

Hardship Withdrawals. Participants may withdraw any or all vested portions of their Plan account, other than any portions related to fixed Company contributions or qualified non-elective employer contributions, in the event of a hardship, as defined in the Plan.

Payments of benefits from the Plan are generally made in cash. A participant may elect to receive his or her interest in the Company Stock Fund in the form of stock certificates. A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $778,091 and $364,629 at December 31, 2010 and 2009, respectively.

Administrative Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2010 and 2009, the majority of administrative expenses were paid directly by the Company.

Plan Amendments: The Plan was amended, generally effective September 1, 2010, to, among other things, allow for the acceptance of after-tax rollover contributions and modify the administrative rules relating to automatic enrollment and Plan loan repayment and suspension to reflect administrative changes implemented with a new recordkeeper. On December 31, 2010, the Company acquired the Student Loan Corporation, which is now a wholly-owned subsidiary of Discover Bank, and the same amendment provided service credit for service with a prior employer for purposes of eligibility and vesting under the Plan for any employee hired by the Company who was previously employed by Citibank, N.A and Student Loan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Risks and Uncertainties: The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan’s assets at fair value:

Common Stock of the Company – The Company stock is valued at the closing price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.

Mutual Funds – These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Common and Collective Trusts – These investments are not traded on an active market, but instead are valued using the NAV provided by the administrator of the fund. The unit price is based on underlying investments which are traded on an active market.

In accordance with Accounting Standard Codification (“ASC”) Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, the statements of net assets available for benefits presents the fully benefit-responsive stable value fund, as well as an additional line item showing an adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC 946-210-45-9.

Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Income from other investments is recorded as earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unallocated Participant Contributions: Participant contributions transferred to the Plan but not yet allocated to each Plan participant account.

Payment of Benefits: Benefits are recorded upon distribution.

Predecessor Transfers: Transfer of Plan participants from predecessor plan.

Excess Contributions Payable: The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards Adopted: The accounting standards initially adopted in 2010 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurement and Disclosures - In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The application of this guidance will only affect disclosures and therefore will not impact the Plan’s financial statements. We previously adopted ASU 2010-06, with the exception of the requirement to provide disclosure of the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which we adopted for the year ended December 31, 2010. There were no Level 3 assets for the year ended December 31, 2010.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010 resulting in a reclassification of $12,359,966 of participant loans from investments to receivables in 2009. The adoption did not have a material effect on the Plan’s financial statements.

3. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2010	December 31, 2009
Discover Financial Services common stock *	$62,800,357	$54,299,817
SEI Stable Asset Fund	$44,263,141	$38,403,202
Dodge & Cox International Stock Fund	$41,630,469	$35,481,837
MSIF Inc. U.S. Large Cap Growth Portfolio	$36,393,709	$26,705,773
Pimco Total Return Fund	$32,569,710	$27,150,462
T Rowe Price Retirement Fund 2035	$31,287,477	$24,300,045
Dodge & Cox Stock Fund	$30,193,419	$24,802,987
T Rowe Price Retirement Fund 2015	$27,522,883	$23,979,746
Mellon S&P 500 Index Fund *	$26,932,262	$20,436,062
Jennison Small Cap Core Equity Composite Fund	$25,906,511	**

*	Party-in-interest
**	Does not represent 5% or more of the Plan’s net assets available for benefits at the applicable date.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Common stock	$13,305,062	$20,334,256

Mutual funds:
Domestic stock funds	12,370,234	17,908,644
International stock funds	4,603,371	10,481,834
Balanced funds	14,358,467	20,810,421
Fixed income funds	2,459,644	3,060,783

Total mutual funds	33,791,716	52,261,682

Common and collective trusts:
Equity funds – domestic	8,028,454	8,231,407
Equity funds – international	148,443	190,742
Equity index funds	3,465,754	4,341,210
Stable value fund	293,832	532,331

Total common and collective trusts	11,936,483	13,295,690

Net appreciation in fair value of investments	$59,033,261	$85,891,628

4. STABLE VALUE FUND

The SEI Stable Asset Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Crediting rate—The crediting rate is the periodic interest rate accrued by the Fund and are typically reset on a quarterly basis to reflect the performance of the underlying securities. The factors that influence the credited interest rates are current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts and the existing difference between the market value of the assets backing wrap and contract value of the wrap contract. The Fund cannot credit interest at a rate less than zero percent. The average yield earned by the Plan, which represents the annualized earnings of all investments in the Fund divided by the period-end fair value of all investments in the Fund was 1.63% and 3.69% for the years ended December 31, 2010 and 2009, respectively. The average yield earned by the Fund, which represents the annualized earnings credited as of the last day of the period divided by the period-end fair value of all investments in the Fund was 0.89% and 1.40% for the years ended December 31, 2010 and 2009, respectively.

5. NET ASSET VALUE (NAV) PER SHARE

The following table for December 31, 2010, sets forth a summary of the Plan’s investments consisting of common and collective trusts whose fair value is estimated using the NAV per share or its equivalent, as its fair value is not readily determinable:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Equity Funds – Domestic(a)	$46,452,601	$—	Immediate	None
Equity Funds – International(b)	2,016,292	—	Immediate	None
Equity Index Funds(c)	27,428,647	—	Immediate	None
Stable Value Fund(d)	44,263,141	—	Immediate	None

Total	$120,160,681	$—

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Equity Funds – Domestic(a)	$34,377,744	$—	Immediate	None
Equity Funds – International(b)	1,354,904	—	Immediate	None
Equity Index Funds(c)	20,776,652	—	Immediate	None
Stable Value Fund(d)	38,403,202	—	Immediate	None

Total	$94,912,502	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	Equity funds – domestic strategies seek to invest in a diversified portfolio of common stocks.
(b)	Equity funds – international strategies seek long-term growth of capital primarily through investments in foreign securities.
(c)	Equity index fund strategies seek to track the performance of the S&P 500 Index.
(d)	Strategies seek to invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics.

6. FAIR VALUE DISCLOSURES

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820:

Level 1 - Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;

Level 2 - Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;

Level 3 - Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.

In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2010 and 2009 and indicates the level within the fair value hierarchy with which each of those items is associated:

Assets Measured at Fair Value on a Recurring Basis

	Quoted Prices In Active Markets for Identical Assets (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Total
Balance at December 31, 2010
Assets
Common stock:
Financial services	$62,800,357	$—	$62,800,357
Mutual Funds:
Domestic stock funds	83,318,188	—	83,318,188
International stock funds	41,630,469	—	41,630,469
Balanced funds	124,937,909	—	124,937,909
Fixed income funds	32,569,710	—	32,569,710

Total mutual funds	282,456,276	—	282,456,276

Common and Collective Trusts:
Equity funds-domestic	—	46,452,601	46,452,601
Equity funds-international	—	2,016,292	2,016,292
Equity index funds	—	27,428,647	27,428,647
Stable value fund	—	44,263,141	44,263,141

Total common and collective trusts	—	120,160,681	120,160,681

Total assets	$345,256,633	$120,160,681	$465,417,314

(a)	There were no transfers into or out of levels 1 and 2 in the fair value hierarchy for the year ended December 31, 2010

	Quoted Prices In Active Markets for Identical Assets (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Total
Balance at December 31, 2009
Assets
Common stock:
Financial services	$54,299,817	$—	$54,299,817

Mutual Funds:
Domestic stock funds	63,233,052	—	63,233,052
International stock funds	35,481,837	—	35,481,837
Balanced funds	96,956,576	—	96,956,576
Fixed income funds	27,150,462	—	27,150,462

Total mutual funds	222,821,927	—	222,821,927

Common and Collective Trusts:
Equity funds-domestic	—	34,377,744	34,377,744
Equity funds-international	—	1,354,904	1,354,904
Equity index funds	—	20,776,652	20,776,652
Stable value fund	—	38,403,202	38,403,202

Total common and collective trusts	—	94,912,502	94,912,502

Total assets	$277,121,744	$94,912,502	$372,034,246

(a)	There were no transfers into or out of levels 1 and 2 in the fair value hierarchy for the year ended December 31, 2009

7. PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of a common collective trusts managed by the Trustee, BNY Mellon. Because BNY Mellon is the Plan trustee, these transactions qualify as party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 5,225,280 and 3,691,354, respectively, shares of common stock of the Company, the sponsoring employer, with a cost basis of $59,061,980 and $65,228,379, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income on the common stock of the Company of $138,129 and $439,869 respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. FEDERAL INCOME TAX STATUS

The Plan has not yet received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan was filed with the IRS for a determination letter on January 30, 2009 and, as the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code, the Plan administrator believes the Plan is qualified and the related trust is exempt from taxation and will receive a favorable determination letter from the IRS. While the Plan Administrator has identified certain administrative errors in the operations of the Plan that could possibly affect the qualified status of the Plan if not corrected, the Plan Administrator is in the process of investigating and, to the extent required under applicable law, correcting such errors in a manner consistent with the IRS Employee Plans Correction Resolution System. Therefore, no provision for income taxes has been recorded in the accompanying financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$489,955,160	$395,489,319
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(719,726)	(1,864,389)

Net assets available for benefits per Form 5500	$489,235,434	$393,624,930

The following is a reconciliation of the increase in net assets per the financial statements to the form 5500:

	December 31, 2010	December 31, 2009
Increase in net assets per the financial statements	$94,465,841	$121,952,638
Adjustment from contract value to fair value for fully benefit-responsive stable value fund at December 31, 2009	1,864,389	3,082,964
Adjustment from contract value to fair value for fully benefit-responsive stable value fund at December 31, 2010	(719,726)	(1,864,389)

Net Increase per Form 5500	$95,610,504	$123,171,213

Employer Identification Number 36-2517428; Plan Number 003

Form 5500, Schedule H, Line 4i, Part IV – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Cramer Mid Cap Value Fund	Mutual Fund		$16,731,060
	Dodge & Cox International Stock Fund	Mutual Fund		41,630,469
	Dodge & Cox Stock Fund	Mutual Fund		30,193,419
	MSIF Inc. U.S. Large Cap Growth Portfolio Fund	Mutual Fund		36,393,709
	Pimco Total Return Fund	Mutual Fund		32,569,710
	T Rowe Price Retirement Income Fund	Mutual Fund		10,823,193
	T Rowe Price Retirement 2010 Fund	Mutual Fund		2,743,861
	T Rowe Price Retirement 2015 Fund	Mutual Fund		27,522,883
	T Rowe Price Retirement 2020 Fund	Mutual Fund		8,689,475
	T Rowe Price Retirement 2025 Fund	Mutual Fund		11,087,027
	T Rowe Price Retirement 2030 Fund	Mutual Fund		13,403,650
	T Rowe Price Retirement 2035 Fund	Mutual Fund		31,287,477
	T Rowe Price Retirement 2040 Fund	Mutual Fund		7,717,209
	T Rowe Price Retirement 2045 Fund	Mutual Fund		5,031,614
	T Rowe Price Retirement 2050 Fund	Mutual Fund		3,779,080
	T Rowe Price Retirement 2055 Fund	Mutual Fund		2,852,440

	Jennison Small Cap Core Equity Composite Fund	Common/Collective Trust		25,906,511
*	Mellon EB Temporary Investment Fund II	Common/Collective Trust		496,385
*	Mellon S&P 500 Index	Common/Collective Trust		26,932,262
	Pyramis Select International Fund	Common/Collective Trust		2,016,292
	SEI Stable Asset Fund	Common/Collective Trust		44,263,141
	Victory Large Cap Fund	Common/Collective Trust		20,546,090

*	Discover Financial Services	Common Stock		62,800,357

	Participant loans	maturing 2011 – 2025 at interest rates between 4.25% and 10.50%		15,332,365

	Total Investments Held at End of Year			$480,749,679

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits
Committee, as Plan Administrator

June 29, 2011	By:	/s/ Douglas Seipel
Douglas Seipel, Chairman
Discover Financial Services Employee Benefits
Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.